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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

   [ ]Form 10-K   [ ] Form 20-F  [X] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
                    For the Period Ended: December 31, 2004

                       Commission file number 001-12752

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

Cristalerias de Chile S.A.
(Glassworks of Chile, Inc.)
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Full Name of Registrant


N/A
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Former Name if Applicable


Hendaya 60, Oficina 201, Las Condes
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Address of Principal Executive Offices (street and number)


Santiago, Chile
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City, State and Zip Code


                      PART II - RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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           (c) The accountant's statements or other exhibit required by
           Rule 12b-25 (c) has been attached if applicable.


                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10- QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Cristalerias de Chile, S.A. (the "Company") will be unable to file its Annual Report on Form 20-F for the year ended December 31, 2004 within the prescribed time period without unreasonable effort or expense. In April 2005, the Company publicly disclosed that it intended to terminate its American Depositary Share ("ADS") program with the Bank of New York and deregister its securities under Sections 12(b) and 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company expects that its filing obligations under Section 13(a) of the Exchange Act will be suspended on or about the due date of its Form 20-F.

          On April 19, 2005, due to a significant decrease over the last several years in (i) the number of Company shares trading on the New York Stock Exchange ("NYSE") relative to the total number of outstanding Company shares; and (ii) the number of U.S. holders of its ADSs and common shares, the Company terminated its ADS program with the Bank of New York, which became effective on June 21, 2005. As a result of this termination, the NYSE suspended trading of the Company's ADSs on June 22, 2005 and filed a Form 25 with the U.S. Securities and Exchange Commission ("SEC") to deregister the Company's ADSs under Section 12(b) of the Exchange Act, which is expected to become effective on July 8, 2005. The Company intends to file a Form 15 with the SEC to deregister the Company's ADSs under Section 12(g) of the Exchange Act on or about July 11, 2005.

         The Company is filing this report for a 15-day extension, from July 1, 2005 to July 15, 2005, for filing a 20-F to allow it to file a Form 15, once it is deregistered under Section 12(b) on July 8, 2005, which will immediately suspend its filing obligations under Section 13(a) of the Exchange Act, including the filing of a 20-F. The Company's filing of the Form 15 will also initiate a 60-day period during which the Form 15 may be withdrawn by the Company or denied by the SEC. In the event the Form 15 is withdrawn or denied, the Company would be required to file all reports which would have been required had the Form 15 not been filed.


                          PART IV - OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification


         Rodrigo Palacios Fitz-Henry     (56-2)                  787-8656
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                   (Name)              (Area Code)          (Telephone Number)

           (2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                     [X] Yes    [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                     [ ] Yes    [X] No


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                          CRISTALERIAS DE CHILE S.A.
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                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 30, 2005                   By: /s/ Cirilo Elton Gonzalez
                                           ---------------------------------
                                           Cirilo Elton Gonzalez
                                           Chief Executive Officer